Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended	Year Ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income tax expense (1)	$103,277	$131,647	$148,128	$116,373	$109,616	$106,479
Fixed charges	88,536	117,240	98,262	80,017	56,404	40,154
Adjusted earnings	$191,813	$248,887	$246,390	$196,390	$166,020	$146,633

Fixed charges:
Interest expense	$88,536	$117,240	$98,262	$80,017	$56,404	$40,154
Ratio of earnings to fixed charges	2.2x	2.1x	2.5x	2.5x	2.9x	3.7x

(1)                      Income from continuing operations before income tax expense is exclusive of equity in earnings of an investee.